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                           November 8, 2021

       Theodore L. Koenig
       Chairman and Chief Executive Officer
       MCAP Acquisition Corporation
       311 South Wacker Drive, Suite 6400
       Chicago, Illinois 60606

                                                        Re: MCAP Acquisition
Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed October 28,
2021
                                                            File No. 333-259027

       Dear Mr. Koenig:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 22, 2021 letter.

       Amendment No. 2 to Form S-4 Filed October 28, 2021

       Information About AdTheorent, page 160

   1. We note your revised disclosures to prior comment 12, where you indicate that you monitor the metrics of
active customers and high-spend customers to evaluate how the active customer base is
growing and the extent to which active customers are
                                                        becoming high-spend
customers. As these appear to be key business metrics based on your current
disclosure, please include a discussion of such measures in
                                                        your Management's
Discussion and Analysis (MD&A) for each period presented and address the disclosure
requirements in Item 303(a) of Regulation S-K and SEC Release
                                                        No. 33-10751.
Alternatively, revise to disclose within MD&A the metrics you do use to monitor your business.
 Theodore L. Koenig
MCAP Acquisition Corporation
November 8, 2021
Page 2
Exhibits

2. In the tax opinion filed as Exhibit 8.1, counsel opines that "the Company Mergers will qualify as a 'reorganization' for U.S. federal income tax purposes within the meaning of
      Section 368(a) of the Code"; however, the disclosure on page 138 states that it is the opinion of counsel that these mergers "should" so qualify and there is a discussion of the uncertainties. Please ensure that the tax opinion and prospectus disclosure are consistent.
       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone,
Staff Attorney, at 202-551-8816 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                            Sincerely,
FirstName LastNameTheodore L. Koenig
                                                            Division of
Corporation Finance
Comapany NameMCAP Acquisition Corporation
                                                            Office of
Technology
November 8, 2021 Page 2
cc:       Jonathan Talcott, Esq.
FirstName LastName